Exhibit 99.1

The9's Investee Nanyang Biologics (NYB) Advancing toward Nasdaq Listing after RFAI Cleared Vote at Shareholders Extraordinary General Meeting

Milestone Marks Further Progress in The9's Strategic Investment in AI-Driven Drug Discovery; The9 Expects to Hold Approximately 15% to 16% of the Combined, Nasdaq-Listed Company

HONG KONG, August 21, 2026 /PRNewswire/ -- The9 Limited (Nasdaq: NCTY) (“The9” or the “Company”), a global, diversified high-tech company, today announced that Nanyang Biologics Pte. Ltd. (“NYB”), a Singapore-based, AI-driven drug discovery company in which The9 holds a strategic equity stake, has taken a significant step toward its planned Nasdaq listing. At an extraordinary general meeting held on August 19, 2026, shareholders of RF Acquisition Corp II (“RFAI”) voted to approve NYB’s proposed business combination, marking a key milestone in NYB’s effort to become a Nasdaq-listed company under the reserved ticker symbol “NYB.”

The9, which holds a stake in NYB through its wholly owned subsidiary Gamenow.net (Hong Kong) Limited (“Gamenow”), previously announced the investment as part of the Company’s strategy of selectively extending into promising AI-driven opportunities beyond its core gaming ecosystem, the9bit. Upon completion of the business combination, which remains subject to customary closing conditions, The9 is expected to hold approximately 15% to 16% of the combined, Nasdaq-listed company.

NYB specializes in applying artificial intelligence to the discovery of novel drug candidates from natural compounds. Its Vecura™ AI platform, built on a proprietary library of more than one million natural compounds, is designed to identify promising bioactive candidates and mechanisms that conventional, synthetic-first approaches often overlook.

“This vote is an encouraging step forward for NYB and reflects strong shareholder confidence in its business,” said George Lai, Chief Executive Officer of The9. “As a long-term investor in NYB, we are pleased to see this investment move closer to the public markets. We see this progress as more than a milestone for NYB alone; it reinforces the value of our investment and widens the range of possibilities for us going forward as we continue to build out The9's presence across the AI sector.”

About The9 Limited

The9 Limited (Nasdaq: NCTY) is a global, diversified high-tech company redefining how games are created, played, and monetized. Founded in 1999 and Nasdaq-listed since 2004, The9 brings over two decades of gaming heritage to its flagship platform the9bit, an AI-powered digital asset ecosystem built around AI game creation and the $9BIT token economy, where every participant can play, create, earn, and own a stake in its growth. Beyond the9bit, The9 continues to explore emerging opportunities across AI-empowered industries and the broader digital ecosystem, including an equity stake in AI-driven drug discovery company NYB, building a multi-engine business positioned at the frontier of AI and the new economy, reshaping how value is created and shared.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This release contains statements that are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's beliefs and expectations as well as on assumptions made by and data currently available to management, and they appear in a number of places throughout this document and include statements regarding, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate. The use of the words "will," "expects," "intends," "anticipates," "estimates," "predicts," "believes," "should," "potential," "may," "forecast," "objective," "plan," or "target," and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties that could cause actual results to differ materially. Such statements include, but are not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, results of operations, financial condition, liquidity, prospects, growth, strategies, future market conditions or economic performance and developments in the capital and credit markets, expected future financial performance, and the markets in which we operate. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the following: results of operations, financial condition, our stock price, our strategies, our future business development, competition in the industry in which we operate, our ability to manage our costs and expenses, volatility in the market price of digital assets, the limited liquidity of certain digital asset tokens, evolving and uncertain regulatory frameworks governing cryptocurrencies, digital assets, and token-based economies, laws and regulations relating to the industry in which we operate, general economic and business conditions, and assumptions underlying or related to any of the foregoing. For a discussion of these and other risks and uncertainties that could cause actual results to differ materially from those expressed in any forward-looking statement, see The9's filings with the U.S. Securities and Exchange Commission. The9 undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Investor Relations Contact

Ms. Jojo Su

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 6108-6080

Email: IR@corp.the9.com

Ms. Helen Wu

Piacente Financial Communications

Tel: +86 (10) 6508-0677

Email: The9@thepiacentegroup.com